Exhibit 11.1

Cornell Corrections, Inc.

Statement Re:  Computation of Per Share Earnings

(in thousands except per share amounts)

	Three Months Ended March 31,
	2004		2003
	Basic	Diluted	Basic	Diluted

Net Earnings	$706	$706	$1,957	$1,957

Shares used in computing net earnings per share:
Weighted average common shares and common share equivalents	14,626	14,626	14,240	14,240

Less treasury shares	(1,545)	(1,545)	(1,456)	(1,456)

Effect of shares issuable under stock options and warrants based on the treasury stock method	—	231	—	156

	13,081	13,312	12,784	12,940

Net earnings per share	$0.05	$0.05	$0.15	$0.15